
June 11, 2012

<u>Via E-mail</u>
Andrew D. Perlman
Chief Executive Officer and President
Vringo, Inc.
44 W. 28th Street, Suite 1414
New York, New York 10001

>   **Re: Vringo, Inc.**
>   **Amendment No. 2 to Form S-4**
>   **Filed June 1, 2012**
>   **File No. 333-180609**

Dear Mr. Perlman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The combined company will require additional capital to support its present business…, page 47</u>

1.   We note your response to comment 2 from our letter dated May 25, 2012. Please revise throughout to disclose your current outstanding indebtedness and how much more you can incur without violating the provisions of the preferred stock.

<u>Vringo Valuation, page 77</u>

2.   We note your response to comment 8 from our letter dated May 25, 2012. Please clarify how the high-end of the implied valuation range supported the fairness of the Merger consideration.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.